SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

 (Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003, or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from _____ to_____.


                       Commission file number 000-22537-01

            NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN
            --------------------------------------------------------
                            (Full title of the plan)

                         NATIONAL PENN BANCSHARES, INC.
                         Philadelphia and Reading Avenues
                         P.O. Box 547 Boyertown, Pennsylvania 19512
                         ------------------------------------------

             (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

               Notices and communications from the Securities and Exchange Commission relating to this Report should be forwarded to:

                           National Penn Bancshares, Inc.
                           Philadelphia and Reading Avenues
                           P.O. Box 547 Boyertown, Pennsylvania 19512

                           Attention:  Gary L. Rhoads
                                       Chief Financial Officer

                           With copies to:

                           H. Anderson Ellsworth, Esquire
                           Ellsworth, Carlton, Mixell & Waldman, P.C.
                           1105 Berkshire Boulevard
                           Suite 320
                           Wyomissing, PA  19610

                    NATIONAL PENN BANCSHARES, INC.

                               FORM 11-K

                           TABLE OF CONTENTS

                                                                           Page
                                                                           -----

    Report of Independent Registered Public Accounting Firm                  2

    Financial Statements

    Statements of Net Assets Available for Plan Benefits                     3

    Statements of Changes in Net Assets Available for Plan Benefits          4

    Notes to Financial Statements                                            5

    Report of Independent Registered Public Accounting Firm on              12
       Supplemental Information

    Supplemental Information (1)                                            13

    Line 4i - Schedule of Assets (Held at Year End)                         14

    Line 4j - Schedule of Reportable (5%) Transactions                      15

    Signatures                                                              16

    Exhibits                                                                17

------------------------------

    (1) All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            --------------------------------------------------------


Administrative Committee
National Penn Bancshares, Inc. Capital Accumulation Plan


         We have audited the accompanying statements of net assets available for plan benefits of the National Penn Bancshares, Inc. Capital Accumulation Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP



Philadelphia, Pennsylvania
June 1, 2004

            NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS





                                                     December 31,
                                            ----------------------------
                                                2003             2002
                                            -----------      -----------
             ASSETS

Investments                                 $37,453,319      $28,677,442

Contributions Receivable                         22,094                0

Other Receivables                                48,514              493

Cash and cash equivalents                        47,524            2,963
                                            -----------      -----------

Total assets                                 37,571,451       28,680,898
                                            -----------      -----------

             LIABILITIES

Other                                            59,289            1,620
                                            -----------      -----------

Total liabilities                                59,289            1,620
                                            -----------      -----------

Net assets available for plan benefits      $37,512,162      $28,679,278
                                            ===========      ===========



The accompanying notes are an integral part of these statements.


            NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                                 Year ended December 31,
                                                             -------------------------------
                                                                2003               2002
                                                             ------------       ------------

Additions
Additions to net assets attributed to investment income

Net appreciation  in fair value of investments               $  6,536,779       $    494,086
Interest and dividend income                                      741,638            426,155
                                                             ------------       ------------

Total investment income                                         7,278,417            920,241
                                                             ------------       ------------

Contributions
Employer                                                          984,394            850,510
Participants                                                    2,572,892          2,119,339
   Rollovers                                                      459,770             27,100
                                                             ------------       ------------
Total contributions                                             4,017,056          2,996,949
                                                             ------------       ------------

Total additions                                                11,295,473          3,917,190
                                                             ------------       ------------

Deductions
Deductions from assets attributed to
Benefits paid to participants                                  (2,450,949)        (2,698,875)
Other                                                             (11,640)            (9,363)
                                                             ------------       ------------

Total deductions                                               (2,462,589)        (2,708,238)
                                                             ------------       ------------

NET INCREASE                                                    8,832,884          1,208,952

Net assets available for plan benefits
Beginning of year                                              28,679,278         27,470,326
                                                             ------------       ------------



End of year                                                  $ 37,512,162       $ 28,679,278
                                                             ============       ============




The accompanying notes are an integral part of these statements.



                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2003 and 2002




NOTE A - DESCRIPTION OF THE PLAN

    The following description of the National Penn Bancshares, Inc. Capital Accumulation Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    1.  General
        -------

    The Plan is a defined contribution plan covering substantially all employees of National Penn Bancshares, Inc. and its direct and indirect subsidiaries with employees (collectively, the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    2.  Contributions
        -------------

    Participants may make contributions of pretax compensation, as defined in the Plan, subject to applicable limits under the Internal Revenue Code. The Company makes a matching contribution to the Plan equal to 50% of a participant's salary reduction contribution up to 7% of compensation for the Plan year. The matching contribution is made in cash and is invested based upon each participant's investment choice.

                                   (Continued)

            NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN

                           December 31, 2003 and 2002



NOTE A - DESCRIPTION OF THE PLAN - Continued

    3.  Participant Accounts
        --------------------

    Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Forfeitures of terminated participants' nonvested accounts are used to reduce the Company's contributions. At December 31, 2003 and 2002, forfeited nonvested amounts totaled approximately $34,000 and $27,000, respectively.

    4.  Vesting
        -------

    Participants are 100% vested in their accounts derived from salary reduction contributions. Vesting in accounts derived from Company contributions is based on years of service. Participants are vested at a rate of 25% for each of the first two years of service and 50% after the third year of service. A participant is 100% vested after three years of credited service.

    5.  Payment of Benefits
        --------------------

    On termination of service, benefits are payable in a lump sum equal to the value of the participant's account. For those participants previously covered by the Elverson National Bank 401(k) Profit Sharing Plan or the Bernville Bank, N.A. Employee's Profit Sharing Plan, benefits earned under these plans may be distributed in the form of a lump sum payment, periodic installments over a period not to exceed the life expectancy of the participant and his/her beneficiary or in one of several forms of an annuity. These special distribution options terminated on August 12, 2003.

    6.  Loans to Participants
        --------------------

    The trustee may make loans from the Plan to participants in accordance with the Plan document. All loans to participants are considered earmarked investments of the borrowing participant and bear reasonable rates of interest. Participants may borrow up to 50% of their vested balance up to $50,000. All loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer.

            NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN

                           December 31, 2003 and 2002



NOTE B - SUMMARY OF ACCOUNTING POLICIES

    A summary of the Plan's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

    1.  Use of Estimates
        ----------------

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    2.  Cash and Cash Equivalents
        -------------------------

    The Plan considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

    3.  Investment Valuation and Income Recognition
        -------------------------------------------

    The Plan's investments are stated at fair value except for loan receivables which are valued at cost which approximates fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Interests in common/collective trust funds are stated at estimated fair value as provided by the trustee. National Penn Bancshares, Inc. common stock is valued at its quoted market price.

                                   (Continued)

            NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN

                           December 31, 2003 and 2002


NOTE B - SUMMARY OF ACCOUNTING POLICIES - Continued

    The change in fair value of assets during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year and is reflected in the statements of changes in net assets available for benefits as net appreciation in fair value of investments.

    The purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend basis.

    4.  Payment of Benefits
        --------------------

    Benefits are recorded when paid.

NOTE C - INVESTMENTS

    The following table presents the fair value of investments representing 5% or more of the Plan's net assets.


                            FAIR VALUE OF INVESTMENTS

                                                                                                 December 31,
                                                                                       --------------------------------
                                                                                            2003               2002
                                                                                       -------------      -------------

       Investments at fair value as determined by quoted market price or net asset value:
          National Penn Bancshares, Inc. Common Stock                                   $15,203,263        $11,788,346
       Registered investment companies:
          American Funds Income Fund of America                                           3,351,305          2,592,053
          American Funds Investment Company of
              America Fund                                                                3,895,768          3,036,642
          Other                                                                           1,789,125            952,089
                                                                                       -------------      -------------
                                                                                         24,239,461         18,369,130


                                   (Continued)


            NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN

                           December 31, 2003 and 2002


NOTE C - INVESTMENTS - Continued

                                                         December 31,
                                                ----------------------------
                                                    2003             2002
                                                -----------      -----------
   Investments at estimated fair value:
   Common/collective trust funds:
      Investors Trust Company:
          Diversified Managers Equity Fund      $ 2,533,089      $ 1,820,310
          Income Fund                             2,191,802        1,958,020
          Equity Fund                             2,680,648        2,004,264
          Mid-Cap Equity Fund                     2,463,806        1,665,040
          Other                                   1,094,011          901,704
Participant loans                                   518,899          431,513
Short-term investments                            1,731,603        1,527,461
                                                -----------      -----------

                                                 13,213,858       10,308,312
                                                -----------      -----------

                                                $37,453,319      $28,677,442
                                                ===========      ===========


    On August 27, 2003, the Company's Board of Directors declared a 5% stock dividend to shareholders of record on September 12, 2003, which was paid on September 30, 2003.

    On October 23, 2002, the Company's Board of Directors declared a 5% stock dividend to shareholders of record on December 6, 2002 and which was paid on December 27, 2002.

    For the years ended December 31, 2003 and 2002, the Plan's investments (including realized and unrealized gains and (losses)) appreciated in value as follows:

                                                     2003             2002
                                                 -----------      -----------

Registered investment companies                  $ 1,546,904      $  (792,245)
Common/collective trust funds                      2,186,290       (1,034,527)
National Penn Bancshares, Inc. common stock        2,803,585        2,320,858
                                                 -----------      -----------

                                                 $ 6,536,779      $   494,086
                                                 ===========      ===========

            NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN

                           December 31, 2003 and 2002


NOTE D - RELATED PARTY TRANSACTIONS

    Certain Plan investments are interests in common/collective trust funds managed by Investors Trust Company. Investors Trust Company is the trustee as defined by the Plan document and therefore these transactions are party-in-interest transactions. The Plan pays no fees to Investors Trust Company for investment management or other services.

NOTE E - PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE F - INCOME TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a letter dated May 14, 2003, that the Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code (the Code) and are therefore exempt from federal income taxes under the provisions of
    Section 501(a) of the Code.

NOTE G - PLAN MERGERS

    Effective June 10, 2004, National Penn Bancshares, Inc. acquired Peoples First, Inc., parent company of The Peoples Bank of Oxford. The Company anticipates merging the net assets of The Peoples Bank of Oxford 401(k) Retirement Plan into the Plan. These net assets have not been transferred to the Plan as of June 1, 2004.

    Effective  December  12,  2003,  National  Penn  Bancshares,  Inc.  acquired
    HomeTowne Heritage Bank. The net assets of the HomeTowne Heritage Bank 401(k) Plan were merged into the Plan on February 12, 2004.

    Effective February 25, 2003, National Penn Bancshares, Inc. acquired FirstService Bank. The Company anticipates merging the net assets of the FirstService Bank 401(k) Profit Sharing Plan into the Plan. These net assets have not been transferred to the Plan as of June 1, 2004.

            NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN

                           December 31, 2003 and 2002


NOTE H - DISPOSITION OF SUBSIDIARY - Continued

    On September 11, 2003, the Company completed the sale of its subsidiary, Panasia Bank, N.A. As a result of this sale, the employees of Panasia Bank, N.A. became fully vested in their employer contributions without regard to length of service.

                     Report of Independent Registered Public
                     ---------------------------------------
                   Accounting Firm on Supplemental Information
                  ---------------------------------------------



Administrative Committee
National Penn Bancshares, Inc. Capital Accumulation Plan


         Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at year end and schedule of reportable (5%) transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP



Philadelphia, Pennsylvania
June 1, 2004

                            SUPPLEMENTAL INFORMATION



            NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN

                                 EIN 23-2215075
                                  Plan No. 001

                 LINE 4i - SCHEDULE OF ASSETS (HELD AT YEAR END)

                                December 31, 2003



                                                        (c) Description of
                                                            investment,
                         (b) Identity of                    including maturity date,
                         issue, borrower,                   rate of interest, collateral,                               (e) Current
  (a)                lessor or similar party                par or maturity value             (d) Cost                       value
---------     ---------------------------------------     -------------------------------     --------------          -------------

   *          National Penn Bank 401(k) Money Market      Money Market Fund                    $  1,460,978            $ 1,460,978

   *          National Penn Bank Cash Management          Cash Account                              270,625                270,625

   *          Investors Trust Company Fiduciary           Common/Collective Trust Fund            1,094,011              1,094,011
              Reserve Fund

   *          Investors Trust Company Income Fund         Common/Collective Trust Fund            1,631,195              2,191,802


   *          National Penn Bancshares, Inc.              473,327 shares of Common Stock          5,650,071             15,203,263
              Common Stock

              Artisan International Fund                  Open-Ended Mutual Fund                    359,037                394,956

              American Funds Investment Company of        Open-Ended Mutual Fund                  3,757,501              3,895,768
              America Fund

              Vanguard 500 Index Fund                     Open-Ended Mutual Fund                  1,346,886              1,394,169

              American Funds Income Fund of America       Open-Ended Mutual Fund                  3,088,116              3,351,305

   *          Investors Trust Company Diversified         Common/Collective Trust Fund            1,935,630              2,533,089
              Managers Equity Fund

   *          Investors Trust Company Equity Fund         Common/Collective Trust Fund            2,630,723              2,680,648

   *          Investors Trust Company Mid-Cap Equity      Common/Collective Trust Fund            2,291,916              2,463,806
              Fund

   *          Participant loans at various rates of
              interest Various                                                                      518,899                518,899
                                                                                                   --------               --------

                                                                                               $ 26,035,588            $ 37,453,319
                                                                                              =============           =============


*Party-in-interest




            NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN

                                 EIN 23-2215075
                                  Plan No. 001

               LINE 4j - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS

                          Year ended December 31, 2003





                                                                                                          (h) Current
                                                                                    (f) Expense               value
                                                                                       incurred               of asset on
 (a) Identity of      (b) Description           (c) Purchase  (d) Selling  (e) Lease      with     (g) Cost   transaction    (i) Net
 party involved         of asset                    price        price       rental    transaction  of asset     date        gain
 --------------      ------------------------       -----        -----       ------    -----------  --------  ------------   -------

There were no category (i), (ii), (iii) or (iv) reportable transactions during 2003.





                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the Borough of Boyertown, Commonwealth of Pennsylvania, on this 21st day of June, 2004.

                                        NATIONAL PENN BANCSHARES, INC.
                                        CAPITAL ACCUMULATION PLAN

                                        By National Penn Bancshares, Inc.,
                                        as Plan Administrator


                                             By   /s/ Wayne R. Weidner
                                               --------------------------------
                                                      Wayne R. Weidner,
                                                      Chairman and Chief
                                                      Executive Officer